UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 4

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

ICX TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

INDICATOR MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

FLIR SYSTEMS, INC.

(Names of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

44934T105

(CUSIP Number of Class of Securities)

William W. Davis

Senior Vice President, General Counsel and Secretary

FLIR Systems, Inc.

27700 SW Parkway Avenue

Wilsonville, Oregon 97070

(503) 498-3547

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry A. Barden

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$278,527,110.40	$19,858.98

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation is determined by multiplying 36,891,008 shares of common stock, par value $0.001 per share, of ICx Technologies, Inc. (the “Company”), consisting of (i) 34,987,461 shares of common stock of the Company outstanding as of September 1, 2010, (ii) 1,776,297 shares of common stock of the Company potentially issuable upon the exercise of outstanding, vested, in-the-money stock options as of September 1, 2010 and (iii) 127,250 shares of common stock of the Company potentially issuable upon the exercise of outstanding warrants to purchase common stock of the Company as of September 1, 2010, by the offer price of $7.55 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,858.98	Filing Party:	FLIR Systems, Inc. and Indicator Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 3, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Indicator Merger Sub, Inc., a Delaware corporation (the “Purchaser”), which is a wholly owned subsidiary of FLIR Systems, Inc., an Oregon corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 3, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock of ICx Technologies, Inc., a Delaware corporation, par value $0.001 per share (the “Shares”), at a purchase price of $7.55 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Amendment to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The subsection captioned “Delaware Litigation” of Section 17 (“Legal Proceedings.”) of the Offer to Purchase is hereby amended by adding the following paragraph at the end of such subsection:

“On September 21, 2010, a putative stockholder class action complaint was filed against the Company, the individual members of the Company Board, Wexford, the Wexford Entities, Parent and the Purchaser in the United States District Court for the District of Delaware (the “Rubin Complaint”). In the Rubin Complaint, captioned Rubin v. ICx Technologies, Inc., et al., C.A. No. 1:10CV00803, plaintiff alleges, among other things, that the members of the Company Board (i) engaged in a course of conduct in violation of Section 14(e) of the Exchange Act, (ii) are controlling persons of the Company within Section 20(a) of the Exchange Act and caused the Company to engage in wrongful conduct, (iii) violated their fiduciary duties by putting their personal interests ahead of the interests of the Company’s stockholders, failing to take adequate measures to ensure that the interests of the Company’s stockholders were properly protected and embarking on a process that avoids competitive bidding and provides Parent with an unfair advantage in effectively excluding other alternative proposals. Plaintiff further alleges that Parent and the Purchaser aided and abetted such alleged violation of Section 14(e) of the Exchange Act and the individual members of the Company Board’s breaches of their fiduciary duties. Plaintiff seeks judicial action: (i) certifying that the action is a class action; (ii) declaring that the defendants have violated or aided and abetted the violation of Section 14(e) of the Exchange Act, and preliminarily and permanently enjoining them from proceeding with the vote and consummation or closing of the Merger; (iii) declaring that the members of the Company Board have breached their fiduciary duties; (iv) preliminarily and permanently enjoining the individual members of the Company Board from placing their own interests ahead of the interests of the Company and its stockholders; (v) preliminarily and permanently enjoining the individual members of the Company Board from implementing any of the protective measures in the Merger Agreement, including but not limited to the exercise of the Top-Up Option, restrictions on seeking bona-fide offers, and payment of the termination fee and reimbursement that would inhibit the individual members of the Company Board’s ability to maximize value for the Company’s stockholders; (vi) awarding plaintiff and the class compensatory damages; (vii) awarding plaintiff costs, including reasonable attorneys’ fees; and (viii) granting such other relief as the Court deems just and proper. A copy of the Rubin Complaint is filed as Exhibit (a)(5)(L) hereto and incorporated herein by reference and should be read for the complete terms of the Rubin Complaint.”

(2) The subsection captioned “Other Litigation” of Section 17 (“Legal Proceedings.”) of the Offer to Purchase is hereby amended by adding the following paragraph after the fourth paragraph of such subsection:

“As a result of discussion with counsel for the Plaintiffs, the parties reached an accommodation regarding a motion for expedited discovery filed by the Plaintiffs. The Plaintiffs will withdraw their motion to expedite the proceedings and therefore the hearing scheduled for September 24, 2010 to hear that motion will likely be canceled.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(5)(L) Complaint filed by Michael Rubin, individually and on behalf of all others similarly situated, on September 21, 2010, in the United States District Court for the District of Virginia.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2010	INDICATOR MERGER SUB, INC.

	By:	/S/ WILLIAM W. DAVIS
	Name:	William W. Davis
	Title:	Secretary

Date: September 23, 2010	FLIR SYSTEMS, INC.

	By:	/S/ WILLIAM W. DAVIS
	Name:	William W. Davis
	Title:	Senior Vice President, General Counsel & Secretary